SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

The Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting that will be held on October 3, 2019, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, No. 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1)               Resolve on the approval of the Capital Budget; and

2)               Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the fiscal year ended on December 31, 2018.

Camaçari/BA, September 2, 2019.

Marcelo Lyrio

Chairman of the Board of Directors

General Information:

1.               The Management Proposal (“Proposal”) contemplating all of the documentation related to the matters included in the Agenda and the remote voting bulletin (“Bulletin”), as well as other relevant information to exercise voting rights at the Meeting, were made available to the Company’s shareholders on the date hereof, pursuant to the Brazilian Securities and Exchange Commission (CVM) Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), and may be accessed through CVM’s website (www.cvm.gov.br) or the Company’s website (www.braskem-ri.com.br). The information referred to in article 9, sole paragraph, item II, of CVM Ruling 481, as well as article 25, paragraph 1, item IV of CVM Normative Ruling No. 480, of December 7, 2009, as amended, were duly submitted to CVM through the Empresas.Net System.

2.               Shareholder participation may be done in person or through an attorney-in-fact duly established or through Bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in the Bulletin. We describe below additional information on the participation in the Meeting:

               (a) In person or by Printed Power of Attorney: with the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22nd floor, Zip code 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, proving the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly compliant with the law, in case of representation of the Shareholder, with grantor’s signature certified by a public notary, notarization, legalization by the consulate or apostille (as the case may be) and sworn translation, together with the acts of incorporation or bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Board of Officers’ election, if the Shareholder is a legal entity; and/or (iii) with regard to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The Shareholder or his/her legal representative shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept power of attorneys granted by Shareholders through electronic means.

               (b) Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, in the City of São Paulo, Zip code 04538-132, shareholders assistance through phone numbers 3003-9285 (capitals and metropolitan areas) or 0800 7209285 (other locations), or yet by the email atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/securitiesservices/assembleiadigital; or (iii) directly to the Company, according to the guidelines set forth in the Company’s Management Proposal and in item 12.2 of the Company’s Reference Form.

3.               Based on the Health, Security and Environment (HSE) Standards in force at the Company’s registered office, which set forth the guidelines to control the access and circulation of people and vehicles in the internal and external areas of the registered office, we ask the Shareholders, as well as their legal representatives in the Meeting called herein, to attend at least 30 minutes in advance to the start of the Meeting, seeking to ensure compliance with training procedures of the HSE basic instructions in force at the Company, which are available for consultation in its registered office.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.